EXECUTED

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 15, 2002

Embratel Holding Company

(Translation of registrant's name into English)

SCN-Quadra CN2, Lote F, 2° Andar, Sala 204,
Brasília-DF, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F _X_ Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes __ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] __N/A__

EMBRATEL HOLDING COMPANY

TABLE OF CONTENTS

EMBRATEL PARTICIPAÇÕES S/A

PUBLICLY TRADED COMPANY

CNPJ NUMBER 02.558.124/0001-12

RELEVANT FACT

EMBRATEL PARTICIPAÇÕES S/A, in compliance with provision in Paragraph 4 of Article 157 of Act Number 6.404/76, and provision in CVM Instruction Number 358/02, hereby informs its shareholders and the general public that it reported a loss of R$ 36.4 million in the quarter ended on March 31, 2002. Further information may be obtained in the Company official documents available on the site www.embratel.com.br/investidores.

Rio de Janeiro, May 13, 2002

José Maria Zubiria Maqueo
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Embratel Holding Company

Date:

By: ______________________

Name: Daniel Eldon Crawford

Title: President